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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

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                               THE RIVAL COMPANY
                       (Name of Subject Company [issuer])

                           MORIARTY ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                             HOLMES PRODUCTS CORP.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   768020109
                     (Cusip Number of Class of Securities)

                                 JORDAN A. KAHN
                                   PRESIDENT
                             HOLMES PRODUCTS CORP.
                             233 FORTUNE BOULEVARD
                               MILFORD, MA 01757
                                 (508) 634-8050
          (Name, Address and Telephone Number of Person Authorized to
             Receive Notice and Communications on Behalf of Bidder)

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                                WITH A COPY TO:
                             DONALD H. SIEGEL, P.C.
                           MICHAEL L. ANDRESINO, ESQ.
                      POSTERNAK, BLANKSTEIN & LUND, L.L.P.
                            100 CHARLES RIVER PLAZA
                          BOSTON, MASSACHUSETTS 02114
                                 (617) 973-6100

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     Moriarty Acquisition Corp., a Delaware corporation ("Purchaser"), and
Holmes Products Corp., a Massachusetts corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on December 23, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Rival Company, a Delaware corporation (the "Company"), at a purchase price of $13.75 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 and the Offer to Purchase dated December 23, 1998, except as may otherwise be provided herein.

ITEM 6.  INTEREST IN SECURITIES OF SUBJECT COMPANY.

     On February 3, 1999, Purchaser accepted for payment a total of 9,142,838 Shares, representing approximately 98.4% of the outstanding Shares. On February 5, 1999, Purchaser consummated the debt and equity financing transactions which funded the acquisition of the Company, and the Merger was effected pursuant to the short-form merger provisions of Delaware law, without the vote of any other stockholder of the Company. Copies of the definitive financing documents will be filed by Parent with the Commission shortly on a Current Report on Form 8-K.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding thereto the following exhibits:

     (a)(14) Press release issued by Parent on February 5, 1999.
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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HOLMES PRODUCTS CORP.

                                          By:    /s/ IRA B. MORGENSTERN
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                                            Ira B. Morgenstern
                                            Senior Vice President -- Finance

                                          MORIARTY ACQUISITION CORP.

                                          By:    /s/ IRA B. MORGENSTERN
                                            ------------------------------------
                                            Ira B. Morgenstern
                                            Treasurer

Dated: February 5, 1999
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                                 EXHIBIT INDEX

  EXHIBIT NO.                             DESCRIPTION
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
     (a)(14)      Text of Press Release issued by Parent on February 5, 1999